

June 18, 2010

P. Anthony Lannie
Executive Vice President and General Counsel
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re: Apache Corporation**
> **Registration Statement on Form S-4**
> **Filed May 19, 2010**
> **File No. 333-166964**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-04300**

Dear Mr. Lannie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please file all omitted exhibits, including the opinions of counsel regarding legal and tax matters. Note that you will need to allow time for our review once you file all these documents.

Cover page

2. We note that the consideration received by Mariner Energy shareholders is subject to a proration feature. Please explain the proration feature on the cover page. In addition, include a similar discussion in the questions and answers section entitled "What I will receive in the merger?."

What will happen to Mariner's stock options and restricted stock in the merger?, page 2

3. Please disclose that forty percent of each outstanding award of Performance-Based Restricted Stock will vest solely as the result of the merger agreement, and that there would have been no payout under the performance plan in the absence of the provision in the merger agreement. In addition, indicate that such amount represents $12.4 million based on a stock price of $26 for Mariner Energy.

Summary, page 7

4. Please disclose the amounts contained in the total column of the estimated value of accelerated equity awards and severance benefits found at page 60 of the prospectus.

Treatment of Equity Awards, page 9

5. Please disclose why the boards determined to draft Section 1.7(c) of the merger agreement so that forty percent of the Performance-Based Restricted Stock awards will vest upon consummation of the merger given that such awards otherwise would not vest. In addition, include similar disclosure at page 56 under the section entitled "Treatment of Equity Awards."

Background of the merger, page 42

At the top of page 36, clarify what is meant by "the successful sale of a volumetric production payment."

Explain how the discussions between Mariner and Company A were initiated.

6. Clarify what steps, if any, Mariner took seek out other alternatives from the time discussions began with Company A and continuing through its discussions with Apache and the finalization of the merger agreement on April 14, 2010. Also explain how it concluded, in the absence of any auction process, how other companies lacked the strategic fit that had attracted Apache to Mariner and thus were unlikely to offer a price higher than the price proposed by Apache.

   In that regard, provide the basis for the board's conclusion in the carryover paragraph at the top of page 39 that the "other companies lacked the strategic fit that had attracted Apache to Mariner."

7. Please explain why Mariner's board agreed to negotiate the transaction with Apache in such a short time frame and why it thought that the short time frame allowed it to maximize the sales price of the company.

8. Please explain how the board determined to use a fixed exchange ratio and whether you discussed using a collar, and, if so, why such a mechanism was not used.

9. We note your disclosure at page 36 that in public presentations to the investor community on March 2, March 23 and April 13, 2010 and made publicly available on your website, you reflected a potential trading range for Mariner common stock of approximately $43 to $60 per share based on a sum of the parts analysis. In both this section and the section entitled "Recommendation of the Mariner Board of Directors and Its Reasons for the Merger" please address the following:
   - Why the board decided to sell the company for $26 when it produced internal calculations that assigned the company a greater value. In this regard, we note your disclosure that one of the reasons for the merger was "Mariner board's recognition that management's 'sum of the parts' analysis was an illustration of the view that Mariner's stock was undervalued by the market on a relative basis compared to certain other companies rather than a projection of actual trading values that management and the Mariner board believed would realistically be attained in a reasonable period of time."
   - Explain whether you contemplated any alternative transactions to the merger to maximize the value to shareholders of the company's assets such as remaining a standalone entity or spinning off certain properties so that the company would be valued more similarly to the value assigned in the "sum of parts analysis."

- Please disclose why you decided to engage in a business combination at this time given the recent Heidelberg and Lucius discoveries.

Recommendation of the Mariner Board of Directors and Its Reasons, page 42

10. We note your disclosure that one of the reasons for the merger was "[t]he Mariner board's knowledge of Apache's business, operations, financial condition, earnings and prospects, taking into account the results of Mariner's due diligence review of Apache." However, your disclosure in the "Background of the Merger" section at page 40 indicates that the board only conducted due diligence on Apache for one day on April 13, 2010. In this regard, please explain how the board acquired its knowledge of Apache's business.

Opinion of Mariner's Financial Advisor, page 44

11. Please provide us with copies of the Board books.

Net Asset Value (NAV) Analysis, page 48

12. Please explain why you assigned discount rates of 9.0% to 11.0% in performing this analysis.

Annex B: Opinion of Mariner's Financial Advisor

13. Please provide the conformed signature of Credit Suisse Securities (USA) LLC.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

14. We note your disclosure in your 10-Q for the quarter ended March 31, 2010 that "[w]e expect Gulf of Mexico deepwater and shelf properties to contribute approximately 26 percent of our worldwide production following the completion of the [Devon] property acquisition and the Merger." In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of the rigs operating on your property is involved in an explosion or similar event. Please address the following:
  - Provide further explanation of the your disclosure that the Oil Insurance Limited co-op insures specific property, pollution liability and other catastrophic risks of the company;
  - Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the

event of personal injury or death, and whether the rig operator would be obligated to indemnify you against any such claims;

- Disclose the applicable policy limits related to your insurance coverage;
- Provide further explanation of the statement that "[w]e maintain insurance coverage, which we believe is customary in the industry, although we are not fully insured against all environmental risks;"
- Provide further detail on the risks for which you are insured for your offshore operations; and
- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects.

15. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that any of an oil spill or leak from of your offshore operations.

Business and Properties, page 4

16. Please include all of the information required by Item 101(c) of Regulation S-K. Specifically, include information about the competitive conditions in your industry and any material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment may have on your capital expenditures, earnings and competitive position. In this regard, we note disclosure about the competitive conditions in your industry and environmental regulations in your risk factor section.

17. We are still considering the disclosure of your reserves and the related disclosures required by Item 1201 through 1208 of Regulation S-K and may have additional comments upon completion of that review.

Definitive Proxy Statement on Schedule 14A filed March 31, 2010

18. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Consultants, page 30

19. We note that the MD&C Committee used the services of two independent compensation consulting firms in 2009. Please describe the nature and scope of the consultants' assignment, and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.

P. Anthony Lannie
Apache Corporation
June 18, 2010
Page 6

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director